SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

G. Willi-Food International Ltd.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on March 7, 2017.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: March 7, 2017

FOR IMMEDIATE RELEASE

G. WILLI-FOOD TO HOST FULL YEAR 2016 FINANCIAL RESULTS
CONFERENCE CALL ON MARCH 23, 2017

- Conference Call Scheduled for Thursday, March 23, 2017 at 12 noon ET -

YAVNE, Israel - March 7, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), an Israeli based company that specializes in the development, marketing and international distribution of kosher foods, today announced that it will be releasing its fiscal year 2016 financial results on Thursday, March 23, 2017.

The Company will also host a conference call on the same day starting at 12 noon Eastern Time.  Management will host the call and will be available to answer questions after presenting the results.

To participate in the conference call, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:                                   1-888-407-2553
Israel:                               03- 918-0685
International:                  +972-3- 918-0685

At: 12 noon Eastern Time, 9am Pacific Time, 4pm UK Time, 6pm Israel Time

For those unable to participate, the teleconference will be available for replay on the company’s website at http://willi-food.com/ beginning 24 hours after the call for a period of 30 days.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

Investor Relations Contact:
GK Investor and Public Relations
Ehud Helft / Gavriel Frohwein
(646) 688-3559
willifood@gkir.com